Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on December 11, 2025.

3.	News Release:

On December 11, 2025, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Globe Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On December 11, 2025, the Company closed its previously announced public offering (the “Offering”) of common shares of the Company (the “Common Shares”). Pursuant to the Offering, the Company issued, on a bought deal basis, 25,875,000 Common Shares, including 3,375,000 Common Shares pursuant to the full exercise of the over-allotment option, at a price of US$4.00 per share, for aggregate gross proceeds of US$103.5 million.

5.	Full Description of Material Change:

On December 11, 2025, the Company closed its Offering of Common Shares. Pursuant to the Offering, the Company issued, on a bought deal basis, 25,875,000 Common Shares, including 3,375,000 Common Shares pursuant to the full exercise of the over-allotment option, at a price of US$4.00 per share, for aggregate gross proceeds of US$103.5 million.

The Offering was completed pursuant to an underwriting agreement dated December 11, 2025, between the Company and a syndicate of underwriters led by National Bank Financial Inc., BMO Capital Markets Corp. and RBC Dominion Securities Inc. as joint bookrunners, and including BMO Nesbitt Burns Inc., Scotia Capital Inc., Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, Raymond James Ltd. and Ventum Capital Corp.

The Common Shares issued pursuant to the Offering have been listed on the NYSE American LLC (“NYSE American”). On completion of the Offering, the Company had 223,375,625 Common Shares outstanding.

The Company intends to use the net proceeds of the Offering to fund all or a portion of the consideration for its previously announced acquisition of an existing royalty on the Pedra Branca mine from BlackRock World Mining Trust plc, and for general corporate purposes. Pedra Branca is an operating copper and gold mine located in Brazil and currently owned and operated by a subsidiary of BHP Group Limited.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

December 11, 2025